April 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Connecture, Inc.
Registration Statements on Form S-3 (File Nos. 333-217965 and 333-213384)
Request to Withdraw Registration Statements

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Connecture, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-3 (File No. 333-217965), filed with the Commission on May 12, 2018 and declared effective on June 1, 2017, and the withdrawal of the Registrant’s Registration Statement on Form S-3 (File No. 333-213384), filed with the Commission on August 30, 2016 and declared effective on September 23, 2016, together with all exhibits thereto (collectively, the “Registration Statements”), with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

No securities have been sold under the Registration Statements. On April 25, 2018, FP Healthcare Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and an indirect subsidiary of FP Healthcare Holdings, Inc., a Delaware corporation (“Parent”), completed its merger (the “Merger”) with and into the Company, pursuant to the terms of the Agreement and Plan of Merger, dated as of January 4, 2018 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Company was the surviving corporation in the Merger and, as a result, is now a wholly owned subsidiary of Parent. Therefore, the Registrant believes that the withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statements. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statements be credited for future use.

Should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, Robert E. Goedert of Kirkland & Ellis LLP, at (312) 862-7317. We also respectfully request that a copy of the Commission’s order granting withdrawal of the Registration Statement be sent to Robert E. Goedert via facsimile at (312) 862-2200 or via email at robert.goedert@kirkland.com. Thank you for your assistance.

Sincerely,

CONNECTURE, INC.

By:	/s/ Brian D. Lindstrom
Brian D. Lindstrom
Chief Financial Officer and Secretary